Exhibit 21.1
SUBSIDIARY LIST
TTM TECHNOLOGIES, INC.

Name of Subsidiary	State or Sovereign Power of Incorporation

I. TTM Technologies, Inc.	Delaware

II. Power Circuits, Inc.	California

II. TTM Advanced Circuits, Inc	Minnesota

II. TTM Printed Circuit Group, Inc.	Delaware

II. TTM Technologies International, Inc	Delaware

III. TTM Technologies International (Switzerland) GmbH	Switzerland

IV. TTM Technologies (Ireland) Limited	Ireland

V. TTM Technologies (Ireland) EU Limited	Ireland

IV. Tyco Iota Limited	Bermuda

V. Tyco Packaging Systems (Shanghai) Co. Ltd.	China